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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Kabel Deutschland GmbH (Translation of registrant's name into English) Betastrasse 6-8, 85774 Unterföhring, Germany (Address of principal executive office) Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant's name into English)
 Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)
Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH
Unterföhring

Interim Condensed Consolidated Financial Statements
and Management Discussion and Analysis for the
Quarter and the Nine Months Ended December 31, 2008

Kabel Deutschland GmbH

Page
Consolidated Balance Sheet as of December 31, 2008	a
Consolidated Statement of Operations for the Period from October 1 to December 31, 2008	b
Consolidated Statement of Operations for the Period from April 1 to December 31, 2008	c
Consolidated Statement of Cash Flows for the Period from April 1 to December 31, 2008	d
Changes in Consolidated Equity for the Period from April 1 to December 31, 2008	e
Changes in Consolidated Equity for the Period from April 1 to December 31, 2007	f
Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements as of December 31, 2008	1
Management Discussion and Analysis for the Period from October 1 to December 31, 2008 and from April 1 to December 31, 2008	16

Kabel Deutschland GmbH, Unterföhring
Consolidated Balance Sheet
as of December 31, 2008

	Note	December 31, 2008	March 31, 2008
		€ unaudited	T€ audited
Assets
Current Assets
Cash and Cash Equivalents		104,230,052.39	15,463
Trade Receivables	4.1	81,288,660.55	130,878
Receivables from Affiliates	4.1	825,223.97	922
Receivables from Associates	4.1	0.00	31
Inventories	4.2	22,403,975.49	26,201
Receivables from Tax Authorities		6,041,097.74	6,881
Other Current Assets		29,443,582.62	7,272
Prepaid Expenses		9,933,591.79	19,903

Total Current Assets		254,166,184.55	207,551

Non-Current Assets
Intangible Assets	4.3	934,165,308.13	431,878
Property and Equipment	4.3	1,190,137,683.06	1,085,952
Equity Investments in Associates		5,388,621.37	6,354
Other Non-Current Financial Assets		0.00	4,632
Deferred Tax Assets		355,333.00	537
Non-Current Financial Assets		0.00	4,239
Prepaid Expenses		15,809,188.52	11,166

Total Non-Current Assets		2,145,856,134.08	1,544,758

Total Assets		2,400,022,318.63	1,752,309

	Note	December 31, 2008	March 31, 2008
		€ unaudited	T€ audited
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4.1	74,593,915.85	25,674
Trade Payables		235,194,701.93	218,293
Liabilities to Associates		322,880.82	323
Other Current Provisions	4.6	42,559,551.51	6,493
Liabilities due to Income Taxes		16,227,061.92	12,961
Deferred Income		112,242,394.86	199,510
Other Current Liabilities		65,401,416.08	59,640

Total Current Liabilities		546,541,922.97	522,894

Non-Current Liabilities
Senior Notes	4.4.2	659,106,018.01	603,840
Non-Current Financial Liabilities	4.4.3	1,888,019,374.23	1,311,989
Deferred Tax Liabilities		121,869,590.00	87,531
Provisions for Pension	4.5	34,169,771.22	29,148
Other Non-Current Provisions	4.6	25,439,366.39	22,270
Other Non-Current Liabilities		104,263,004.98	105,380
Deferred Income		1,785,579.24	1,826

Total Non-Current Liabilities		2,834,652,704.07	2,161,984

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		50,113,702.91	49,590
Cash Flow Hedge Reserve		-43,346.01	1,289
Minority Interests		7,834,189.39	0
Accumulated Deficit		-1,040,101,854.70	-984,473

Total Equity (Deficit)		-981,172,308.41	-932,569

Total Equity and Liabilities		2,400,022,318.63	1,752,309

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

a

 Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Operations
for the Period from October 1, 2008 to December 31, 2008

	Note	Oct. 1, 2008– Dec. 31, 2008	Oct. 1, 2007– Dec. 31, 2007
		€ unaudited	T€ unaudited
Revenues	3.1	350,819,979.12	301,287
Cost of Services Rendered		-194,284,216.55	-148,637
thereof depreciation/amortization T€ 52,585 (prior year T€ 38,977)
Other Operating Income		4,822,242.41	3,150
Selling Expenses		-108,968,667.18	-91,387
thereof depreciation/amortization T€ 46,850 (prior year T€ 29,495)
General and Administrative Expenses		-30,267,815.84	-41,762
thereof depreciation/amortization T€ 6,988 (prior year T€ 6,081)

Profit from Ordinary Activities		22,121,521.96	22,651
Interest Income		837,782.96	2,378
Interest Expense		-68,712,423.32	-45,765
Accretion/Depreciation on Investments and other Securities		75,500.00	-1,375
Income from Associates		430,664.93	179

Loss before Taxes		-45,246,953.47	-21,932
Taxes on Income	3.2	17,283,567.11	-4,876

Net loss for the period		-27,963,386.36	-26,808

Attributable to:
Equity holders of the parent		-27,973,410.44	-26,808
Minority interests		10,024.08	0

		-27,963,386.36	-26,808

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

b

 Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Operations
for the Period from April 1, 2008 to December 31, 2008

	Note	Apr. 1, 2008– Dec. 31, 2008	Apr. 1, 2007– Dec. 31, 2007
		€ unaudited	T€ unaudited
Revenues	3.1	1,019,309,042.11	885,071
Cost of Services Rendered		-523,530,299.73	-442,684
thereof depreciation/amortization T€ 148,983 (prior year T€ 111,749)
Other Operating Income		13,860,080.98	8,661
Selling Expenses		-313,897,018.58	-251,030
thereof depreciation/amortization T€ 127,624 (prior year T€ 83,248)
General and Administrative Expenses		-94,236,684.39	-101,103
thereof depreciation/amortization T€ 20,765 (prior year T€ 17,461)

Profit from Ordinary Activities		101,505,120.39	98,915
Interest Income		1,501,306.63	4,381
Interest Expense		-171,707,615.11	-127,240
Accretion/Depreciation on Investments and other Securities		75,500.00	-3,712
Income from Associates		13,810,071.18	744

Loss before Taxes		-54,815,616.91	-26,912
Taxes on Income	3.2	6,238,918.44	-1,011

Net loss for the period		-48,576,698.47	-27,923

Attributable to:
Equity holders of the parent		-48,729,169.62	-27,923
Minority interests		152,471.15	0

		-48,576,698.47	-27,923

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Cash Flows
for the Period from April 1, 2008 to December 31, 2008

	April 1, 2008– December 31, 2008	April 1, 2007– December 31, 2007
	T€ unaudited	T€ unaudited
1. Cash flows from operating activities
Net income/loss	-48,577	-27,923
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	-6,239	1,011
Interest expense	171,708	127,240
Interest income	-1,501	-4,381
Accretion/Depreciation and amortization on fixed assets	297,372	212,458
Accretion/Depreciation on investments and other securities	-76	3,712
Gain/Loss on disposal/sale of fixed assets (intangible assets;
property and equipment; financial assets)	1,077	436
Income from associates	-13,810	-744
Compensation expense relating to share-based payments	1,587	21,081

	401,541	332,890
Changes in assets and liabilities:
Increase (–)/decrease (+) of inventories	3,797	-2,354
Increase (–)/decrease (+) of trade receivables	45,563	-1,087
Increase (–)/decrease (+) of other assets	-8,187	-14,090
Increase (+)/decrease (–) of trade payables	8,903	-9,399
Increase (+)/decrease (–) of other provisions	25,808	-8,104
Increase (+)/decrease (–) of deferred income	-87,634	-99,618
Increase (+)/decrease (–) of provisions for pensions	3,497	2,836
Increase (+)/decrease (–) of other liabilities	-5,874	-11,223

Cash provided by operations	387,414	189,851
Income taxes paid (–)/received (+)	-6,503	-2,385

Net cash from operating activities	380,911	187,466

2. Cash flows from investing activities
Cash received from disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)	817	257
Cash received from sale of investments	14,775	38,076
Cash paid for investments in intangible assets	-58,069	-38,610
Cash paid for investments in property and equipment	-201,424	-156,786
Cash paid for acquisitions	-540,234	-20,174
Cash paid for investments in financial assets	0	-35,059
Interest received	1,473	3,955
Dividends received from associates	0	227

Net cash used in investing activities	-782,662	-208,114

3. Cash flows from financing activities
Cash payments to shareholders/minorities	-7,995	0
Cash received non-current financial liabilities	785,000	331,000
Cash repayments of non-current financial liabilities	-170,000	-176,000
Cash payments for reduction of finance lease liabilities	-6,115	-5,350
Interest and transaction costs paid	-110,448	-100,098

Net cash from financing activities	490,442	49,552

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	88,691	28,904
Valuation adjustments on cash and cash equivalents	76	0
Cash and cash equivalents at the beginning of the period	15,463	54,108

Cash and cash equivalents at the end of the period	104,230	83,012

Additional Information
Investments relating to capital lease	0	0
Other non cash investments	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

d

 Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2008 to December 31, 2008

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2008	1,025	49,590	1,289	0	-984,473	-932,569	0	-932,569
Additions relating to share-based payment	0	524	0	0	0	524	0	524
Transactions with parents	0	0	0	0	-6,900	-6,900	0	-6,900
Dividend distribution to minorities	0	0	0	0	0	0	-1,095	-1,095
Additions relating to acquisitions	0	0	0	0	0	0	8,777	8,777
Changes in fair value of hedging instruments (net of tax)	0	0	-1,332	0	0	-1,332	0	-1,332
Changes in fair value of financial assets classified as available-for-sale	0	0	0	0	0	0	0	0
Net loss of the period	0	0	0	0	-48,729	-48,729	152	-48,577

Total income and expense for the period			-1,332	0	-48,729	-50,061	152	-49,909

Balance as of December 31, 2008 (unaudited)	1,025	50,114	-43	0	-1,040,102	-989,006	7,834	-981,172

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

e

 Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2007 to December 31, 2007

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Equity (Deficit)
	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	9,483	0	0	0	9,483
Changes in fair value of hedging instruments (net of tax)	0	0	8,449	0	0	8,449
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-624	0	-624
Net loss of the period	0	0	0	0	-27,923	-27,923

Total income and expense for the period			8,449	-624	-27,923	-20,098

Balance as of December 31, 2007 (unaudited)	1,025	54,898	2,156	0	-965,052	-906,973

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

f

Selected Explanatory
Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of December 31, 2008

1.     Corporate Information

        The interim condensed consolidated financial statements (the "Interim Financial Statements" or "Financials") of the Company for the quarter and the nine months ended December 31, 2008 were authorized for issuance in accordance with a resolution of the directors on February 27, 2009.

        Kabel Deutschland GmbH (KDG GmbH) is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2.     Basis of preparation and accounting policies

Basis of preparation

        The Interim Financial Statements for the quarter and the nine months ended December 31, 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The Financials do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as of March 31, 2008 which can be found on our website (www.kabeldeutschland.com).

        The amounts in the Interim Financial Statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

        The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended March 31, 2008, except for the adoption of new Standards and Interpretations noted below. The adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Company.

        As of April 1, 2008, the Company adopted the interpretation IFRIC 12 "Service Concession Arrangements". The interpretation addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e. an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset.

        As of April 1, 2008, the Company adopted the interpretation IFRIC 14 "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction". The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability.

Business Combination

        Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

        As of September 18, 2007, the Company signed an agreement to acquire from the Orion Group, a Level 4 cable TV operator in Germany, twelve companies (in the following "the acquisition"):

Company	Ownership
Tele Columbus Nord GmbH	100.00%
Kabel Deutschland Süd GmbH	100.00%
Kabel Deutschland West GmbH	100.00%
Kabel Deutschland Nord GmbH	100.00%
AEP Plückhahn Kabel GmbH	100.00%
KMG Kabel-Fernsehen Hannover GmbH	70.00%
Urbana Teleunion Rostock GmbH & Co. KG	70.00%
Verwaltung Urbana Teleunion Rostock GmbH	50.00%

For the above acquired companies KDG GmbH did not have any previous ownership.

For the following companies, KDG GmbH did have minority holdings prior to the acquisition.

Company	Acquired	Existing Minority Ownership	Total
KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH	75.58%	24.00%	99.58%
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH	72.49%	24.00%	96.49%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	43.15%	52.63%	95.78%
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH & Co. KG	51.20%	43.80%	95.00%

        As of May 1, 2008, the acquired companies above were consolidated for the first time. The acquisition has been accounted for using the purchase method of accounting. The Interim Financial Statements include the results of the acquired companies for the eight month period ended December 31, 2008.

        On October 23, 2008, the mergers of Kabel Deutschland Süd GmbH, Kabel Deutschland West GmbH, Kabel Deutschland Nord GmbH and Telecolumbus Nord GmbH into Kabel Deutschland Vertrieb und Service GmbH & Co. KG became effective retroactively to May 1, 2008.

        In addition to the shares acquired on May 1, 2008, the Company acquired on June 30, 2008, the following:

  30% of the shares of KMG Kabel-Fernsehen Hannover GmbH,

  4.225% of the shares of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG,

  5% of the shares of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH.

        Therefore, as of June 30, 2008 KDG holds 100% of the shares of these acquired companies.

        The total cost of the acquisition has been estimated as of December 31, 2008. The net cash paid of T€ 540,234 for all disclosed acquisitions consists of cash payments of T€ 545,886 netted by the acquired cash of T€ 5,652.

        The final purchase price allocation of the acquisition will be determined by an external independent valuation during the fiscal year ending March 31, 2009. Accordingly, the initial accounting for the business combinations above is estimated for the nine months period ended December 31, 2008.

3.     Notes to the Statement of Operations

3.1   Revenues

        Revenues were generated in Germany as follows:

	Oct. 1, 2008– Dec. 31, 2008	Oct. 1, 2007– Dec. 31, 2007
	T€	T€
Cable access revenues	229,549	216,279
TV/Radio revenues	49,510	44,616
Internet revenues	25,006	13,650
Phone revenues	37,616	19,765
TKS revenues	9,139	6,977

	350,820	301,287

	April 1, 2008– Dec. 31, 2008	April 1, 2007– Dec. 31, 2007
	T€	T€
Cable access revenues	685,692	650,208
TV/Radio revenues	143,671	132,047
Internet revenues	66,479	33,202
Phone revenues	97,906	48,540
TKS revenues	25,561	21,074

	1,019,309	885,071

3.2   Taxes on Income

        The major components of income tax expense are:

	Oct. 1, 2008– Dec. 31, 2008	Oct. 1, 2007– Dec. 31, 2007
	T€	T€
Current income tax
Current income tax charge	-1,285	-608
Deferred income tax
Relating to origination and reversal of temporary differences	-15,998	5,484

Income tax expense (+)/income (-)	-17,283	4,876

	April 1, 2008– Dec. 31, 2008	April 1, 2007– Dec. 31, 2007
	T€	T€
Current income tax
Current income tax charge	9,071	1,589
Deferred income tax
Relating to origination and reversal of temporary differences	-15,310	-578

Income tax expense (+)/income (-)	-6,239	1,011

4.     Notes to the Balance Sheet

4.1   Receivables

	December 31, 2008	March 31, 2008
	T€	T€
Gross Trade Receivables	138,962	215,206
Bad debt allowance	-57,673	-84,328

Net Trade Receivables	81,289	130,878

Receivables from Affiliates	825	922
Receivables from Associates	0	31

	825	953

        As of December 31 and March 31, 2008, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

4.2   Inventories

	December 31, 2008	March 31, 2008
	T€	T€
Raw materials, consumables and supplies	6,164	6,138
Work in process	114	74
Finished goods and merchandise	16,126	19,989
thereof carried at net realizable value	455	1,293

	22,404	26,201

        The total amount of inventories recognized as an expense in the quarter ended December 31, 2008 was T€ 3,470 compared to T€ 3,215 for the quarter ended December 31, 2007. The total amount of inventories recognized as an expense in the nine months ended December 31, 2008 was approximately T€ 10,716 compared to T€ 14,347 for nine months ended December 31, 2007. Inventories in an amount of T€ 7,885 and T€ 7,238 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at December 31, 2008 and March 31, 2008, respectively.

4.3   Intangible Assets/Property and Equipment

        With respect to additions and disposals of intangible assets and property and equipment, see the fixed asset schedules in Appendix 1 to these notes.

4.4   Financial Liabilities (current and non-current) and Senior Notes

4.4.1  Current financial liabilities

	December 31, 2008	March 31, 2008
	T€	T€
Accrued interest related to
Senior Credit Facility
Tranche A	27,503	6,192
Tranche B	2,535	119
Tranche C	7,813	1,264
Senior Notes	36,723	16,966
Other	20	1,133

Current financial liabilities	74,594	25,674

4.4.2  Senior Notes

	December 31, 2008	March 31, 2008
	T€	T€
Notes issued	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	13,380	10,644
Foreign exchange rate effect	-67,240	-119,770

	659,106	603,840

        On July 2, 2004, KDG GmbH issued T€ 250,000 of 10.75% Senior Notes (Euro Notes) due in 2014 and TUS $ 610,000 of 10.625% Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants" in the Registration Statement.

        At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a "make whole premium" which is the sum of:

  (i)
  the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

  (ii)
  the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

        At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

        The 2014 Senior Notes are subject to several affirmative and negative covenants which are less strict than under the Senior Credit Facility.

4.4.3  Non-current financial liabilities

	December 31, 2008	March 31, 2008
	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000
Senior Credit Facility Tranche B	140,000	60,000
Senior Credit Facility Tranche C	535,000	0

Senior Credit Facility	1,825,000	1,210,000
Financing and transaction costs, Tranche A	-25,932	-25,932
Accretion of Tranche A	10,438	7,336
Financing and transaction costs, Tranche C	-16,135	0
Accretion of Tranche C	1,818	0
Swaps/Cap	92,830	120,585

Non-current financial liabilities	1,888,019	1,311,989

        On May 12, 2006, Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) entered into a Senior Credit Facility. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the "Senior Credit Facility"). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH under its guarantee. The carrying amount of the KDVS' shares in KDG's financials is T€ 3,278,200. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of December 31, 2008, T€ 140,000 was outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 2,511 and under current assets (prepaid expenses) in the amount of T€ 1,116.

        On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, which ranks pari-passu with the existing Senior Credit Facility. As of May 9, 2008 the Tranche C commitment was reduced by T€ 115,000 to T€ 535,000. Tranche C was drawn down on May 9, 2008 and remains fully drawn.

        Tranche C matures in March 2013 and carries a coupon of EURIBOR + 325bps.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum) Tranche A and B	Margin (percentage per annum) Tranche C
Greater than 4:1	2.000	3.250
Less than or equal to 4:1, but greater than 3.5:1	1.875	3.250
Less than or equal to 3.5:1	1.750	3.250

        As of December 31, 2008 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.97:1. Therefore, the applicable margin was 1.75% as of December 31, 2008 on Tranche A and B, and 3.25% on Tranche C. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement as of December 31, 2008
• EBITDA to Net Interest	2.00x
• Senior Net Debt to EBITDA	3.50x

        As of December 31, 2008 the ratio of EBITDA to Net Interest amounted to 3.22. The ratio of Senior Net Debt to EBITDA amounted to 2.97.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

        At December 31, 2008, T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 6.9090%, T€ 140,000 was outstanding under Tranche B at an interest rate of approximately 7.0915% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 8.2140%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Financial Instruments

        As of December 31, 2008, derivative financial instruments consist of the following:

	December 31, 2008	March 31, 2008
	T€	T€
Interest Rate Swap/Cap	4,458	0
Cross Currency Swap	88,372	120,585

	92,830	120,585

        As of March 31, 2008, interest rate swaps and interest caps were shown under non-current financial assets in the amount of T€ 4,239 due to a positive fair value.

        In the interest rate swaps, the variable interest rates (EURIBOR) on the Company's bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As of December 31, 2008, the notional amount was T€ 455,528.

        As of April 30, 2008 the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum has a one year duration. As of December 31, 2008, the notional amount was T€ 250,000.

        With respect to the Company's 2014 Senior Notes, the Company also entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years starting in July 2004. The agreed upon exchange rate is USD 1.2066 for each Euro.

        The Company is currently working on a prolongation of these hedge agreements for two more years. As of December 31, 2008, KDG has entered into new agreements representing 48% of the US-Dollar denominated principal and interest payments. These agreements run from July 2009 till July 2011 with an average Euro fixed rate of 11.5274%. The change in total market value from trade date to closing date amounted to T€ 2,176.

        As of February 9, 2009 the Company has entered into hedge agreements representing 89% of US-Dollar denominated principal and interest payments into Euro with an average fixed interest rate of 11.3102%.

4.5   Provisions for Pension

        The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	Oct. 1, 2008– Dec. 31, 2008	Oct. 1, 2007– Dec. 31, 2007
	T€	T€
Current service cost	883	909
Interest expense	425	349
Net actuarial losses	0	36

Net benefit expense	1,308	1,294

	April 1, 2008– Dec. 31, 2008	April 1, 2007– Dec. 31, 2007
	T€	T€
Current service cost	2,647	2,728
Interest expense	1,525	1,046
Net actuarial losses	0	108

Net benefit expense	4,172	3,882

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The pension expense is recorded in the following line items in the consolidated income statement:

	Oct. 1, 2008– Dec. 31, 2008	Oct. 1, 2007– Dec. 31, 2007
	T€	T€
Cost of services rendered	230	280
Selling expenses	363	374
General and administrative expenses	290	291
Interest expense	425	349

	1,308	1,294

	April 1, 2008– Dec. 31, 2008	April 1, 2007– Dec. 31, 2007
	T€	T€
Cost of services rendered	689	841
Selling expenses	1,088	1,124
General and administrative expenses	870	871
Interest expense	1,525	1,046

	4,172	3,882

Benefit liability

	Dec. 31, 2008	March 31, 2008
	T€
Defined benefit obligation	34,140	29,119
Unrecognized actuarial losses	29	29

Benefit liability	34,169	29,148

Changes in the present value of the defined benefit obligation

	April 1, 2008– Dec. 31, 2008	April 1, 2007– March 31, 2008
	T€	T€
Defined benefit Obligation as of April 1	29,119	29,149
Current Service Cost	2,647	3,637
Interest Cost	1,525	1,395
Actual Benefit Payments	0	-199
Acquisition/Business Combination	849	0
Actuarial Gains/Losses	0	-4,863

Defined benefit Obligation as of December 31/March 31	34,140	29,119

        An estimation of pension provisions for the quarter ended December 31, 2008 was performed by the Company based on an actuarial pension appraisal as of April 3, 2008.

4.6   Other Provisions (current and non-current)

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of Dec. 31, 2008
	T€	T€	T€	T€	T€	T€
Anniversary payments	184	-15	0	87	0	256
Asset retirement obligations	22,086	-24	0	2,273	849	25,184
Restructuring	2,164	-1,118	-148	25,569	0	26,467
Legal fees and litigation costs	1,901	0	0	125	0	2,026
Other	2,428	0	0	11,638	0	14,066

Total provisions	28,763	-1,157	-148	39,692	849	67,999

        Other provisions can be segregated into current obligations of T€ 42,560 and non-current obligations of T€ 25,439 at December 31, 2008, compared to T€ 6,493 and T€ 22,270, as of March 31, 2008, respectively.

Provisions for restructuring

        A restructuring plan for the reorganization of the regional technical department was announced by the company in the quarter ended December 31, 2008. For this purpose a restructuring provision of T€ 21,984 was accrued for in the quarter ended December 31, 2008. Of this amount T€ 19,318 was recorded as personnel expenses which are primarily comprised of severance payments and T€ 2,666 related to other operating expenses. These other amounts are primarily comprised of consulting fees and fleet costs. As of December 31, 2008 the restructuring provision for the reorganization plan totaled T€ 21,984.

        "The acquisition" in May 2008 has necessitated a restructuring plan. For this purpose a restructuring provision of T€ 5,025 was accrued for in the quarter ended September 30, 2008. Of this amount, T€ 3,445 was recorded as personnel expenses which are primarily severance payments and T€ 1,580 related to other operating expenses. These other amounts are primarily consulting fees, service level agreements, office rental fees and fleet costs. In the quarter ended December 31, 2008 T€ 883 was utilized and T€ 66 was reversed for personnel expenses. Furthermore, an amount of T€ 506 was utilized and T€ 8 was reversed for other operating expenses. As of December 31, 2008 the restructuring provision for "the acquisition" restructuring plan totaled T€ 3,562.

        Furthermore, already existing restructuring programs had remaining accruals of T€ 2,164 as of March 31, 2008. For the nine months ended December 31, 2008, the total provision amounted to T€ 921 due to the utilization of T€ 1,118, the reversal of T€ 148 and additional accruals of T€ 23. Amounts recorded were accrued as personnel expenses.

5.     Other Notes

5.1   Other Financial Obligations

        Financial obligations as of December 31, 2008 and March 31, 2008 include the sum of all obligations through the earliest possible termination date by KDG:

	Dec. 31, 2008				March 31, 2008
Type of liability in T€	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total
1. Agreements with DTAG and subsidiaries	217,671	164,941	74,468	457,080	237,391	310,822	85,845	634,058
2. License, rental and operating lease commitments	33,225	57,894	6,499	97,618	29,736	61,075	5,472	96,283
3. Other	21,107	8,036	3,579	32,722	606,595	8,395	1,700	616,690

Total	272,003	230,871	84,546	587,420	873,722	380,292	93,017	1,347,031

        The lease expenses for cable duct space were T€ 25,917 for the quarter ended December 31, 2008 compared to T€ 25,846 for the quarter ended December 31, 2007. For the nine months ended December 31, 2008 and December 31, 2007 the lease expenses for cable duct space were T€ 77,652 and T€ 77,553 , respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12–24 months, the technological requirements to replace leased capacity represent economic penalties that would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years from the origination date before the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of December 31 and March 31, 2008, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,039,486 and T€ 2,116,935, respectively.

        For the quarter ended December 31, 2008, total leasing expenses were T€ 48,195 compared to T€ 42,917 for the quarter ended December 31, 2007. The total leasing expenses for the nine months ended December 31, 2008 and December 31, 2007 were T€ 136,614 and T€ 130,152, respectively.

        For the nine months ended December 31, 2008 other financial obligations due up to one year were T€ 21,107 compared to T€ 606,595 for the year ended March 31, 2008. The decrease results from the purchase agreement with Orion Cable during the previous fiscal year which became effective in the current fiscal year.

5.2   Share-Based Payments

        As of December 31, 2008, the Company has five Management Equity Participation Programs ("MEP"). MEP I and the MEP IV share plan provide direct and indirect ownership in Cayman Cable Holding L.P. ("the Partnership"), the ultimate parent company of KDG and Cable Holding S.à.r.l. MEP II and III, the MEP IV option program and MEP V provide options on interests in the Partnership.

        In the nine month period ended December 31, 2008, 47,667 interests were repurchased by the Company at a price of € 14.66 each. These repurchases resulted in an additional increase in capital reserve of T€ 379. Additionally, 66,687 options have been cancelled due to ceasing employment.

        As of December 31, 2008, members of Management Equity participation plans hold direct and indirect interests of 3.74% and 0.89% respectively in the Cayman Cable Holding L.P. The number of options outstanding at December 31, 2008 amounts to 2,930,239.

5.3   Particular Events after the Balance Sheet Date

        On February 11, 2009 KDG approached the lenders of its senior credit facilities via its facility agent Royal Bank of Scotland with a request to agree to certain amendments to the Company's credit covenants. KDG proposed to change the Senior Net Debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 25, 2009, the deadline ended for the amendment. As a result approximately 92% were consenting to the request.

6.     Segment Reporting

        Segment information by business segment is as following:

	Cable Access		TV/Radio		Internet & Phone		TKS		Reconciliation		Total Group
	Oct. 1–Dec. 31		Oct. 1–Dec. 31		Oct. 1–Dec. 31		Oct. 1–Dec. 31		Oct. 1–Dec. 31		Oct. 1–Dec. 31
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	T€		T€		T€		T€		T€		T€
Revenues	229,549	216,279	49,510	44,616	62,622	33,415	9,139	6,977	0	0	350,820	301,287
Profit or loss from ordinary activities	49,239	64,826	4,401	6,064	-2,387	-7,077	644	482	-29,775	-41,644	22,122	22,651
Depreciation and amortization	67,440	52,093	7,764	5,356	23,484	10,270	478	462	7,257	6,372	106,423	74,553
Additions fixed assets	47,398	41,908	7,936	9,912	58,232	51,613	264	229	8,189	5,592	122,019	109,254

	Cable Access		TV/Radio		Internet & Phone		TKS		Reconciliation		Total Group
	April 1–Dec. 31		April 1–Dec. 31		April 1–Dec. 31		April 1–Dec. 31		April 1–Dec. 31		April 1–Dec. 31
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	T€		T€		T€		T€		T€		T€
Revenues	685,692	650,208	143,671	132,047	164,385	81,742	25,561	21,074	0	0	1,019,309	885,071
Profit or loss from ordinary activities	183,186	201,926	17,986	18,658	-9,317	-24,485	2,626	3,036	-92,976	-100,220	101,505	98,915
Depreciation and amortization	190,972	154,332	21,877	14,017	61,494	24,552	1,422	1,225	21,607	18,332	297,372	212,458
Additions fixed assets	656,458	73,382	28,283	14,115	197,857	107,729	366	1,118	18,143	19,226	901,107	215,570

Unterföhring, February 27, 2009

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer

Kabel Deutschland GmbH Analysis of Fixed Assets for Period from April 1, 2008 to December 31, 2008	Appendix 1 to the Notes

		Acquisition and production costs							Accumulated depreciation and amortization							Net book value
		April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	December 31, 2008	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	December 31, 2008	December 31, 2008	March 31, 2008
		€	€	€	€		€	€	€	€	€		€	€	€	€	€
I.	Intangible assets	975,669,367.32	573,000,853.51	58,068,875.20	14,053.78		6,359,640.09	1,613,084,682.34	543,791,195.40	135,136,510.84	8,908.81		576.78	0.00	678,919,374.21	934,165,308.13	431,878,171.92

II.	Property and equipment
	1. Buildings on non-owned land	12,887,738.70	72,676.19	1,144,411.64	0.00		1,726,068.96	15,830,895.49	3,638,237.83	1,274,580.38	0.00		0.00	0.00	4,912,818.21	10,918,077.28	9,249,500.87
	2. Technical equipment	1,837,617,142.28	65,145,196.63	156,216,336.34	3,949,221.29		35,052,487.42	2,090,081,941.38	849,404,662.24	153,286,951.37	2,238,629.83		2,472.31	0.00	1,000,455,456.09	1,089,626,485.29	988,212,480.04
	3. Other equipment, furniture and fixtures	70,499,598.12	462,497.21	7,271,233.68	1,350,471.90		3,764,634.63	80,647,491.74	43,526,536.49	7,673,694.26	1,291,908.50		-3,049.09	0.00	49,905,273.16	30,742,218.58	26,973,061.63
	4. Construction in progress	61,517,050.93	2,932,331.30	36,792,446.79	94,817.63		-42,296,109.48	58,850,901.91	0.00	0.00	0.00		0.00	0.00	0.00	58,850,901.91	61,517,050.93

		1,982,521,530.03	68,612,701.33	201,424,428.45	5,394,510.82		-1,752,918.47	2,245,411,230.52	896,569,436.56	162,235,226.01	3,530,538.33		-576.78	0.00	1,055,273,547.46	1,190,137,683.06	1,085,952,093.47

III	Financial Assets
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-806,252.09	-3,587,712.29	5,388,621.37	6,353,712.31
	2. Other	4,631,722.13	0.00	0.00	25,000.51		-4,606,721.62	0.00	0.00	0.00	0.00		0.00	0.00	0.00	0.00	4,631,722.13

		10,452,317.16	0.00	0.00	4,044,686.46		-4,606,721.62	1,800,909.08	-533,117.28	0.00	2,248,342.92		0.00	-806,252.09	-3,587,712.29	5,388,621.37	10,985,434.44

		2,968,643,214.51	641,613,554.84	259,493,303.65	9,453,251.06		0.00	3,860,296,821.94	1,439,827,514.68	297,371,736.85	5,787,790.06		0.00	-806,252.09	1,730,605,209.38	2,129,691,612.56	1,528,815,699.83

*
Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH Analysis of Fixed Assets for Period from April 1, 2007 to December 31, 2007	Appendix 1 to the Notes

		Acquisition and production costs						Accumulated depreciation and amortization						Net book value
		April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	December 31, 2007	April 1, 2007	Additions	Disposals	Reclassification	Change in at-equity investments	December 31, 2007	December 31, 2007	March 31, 2007
		€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets	891,889,296.95	15,553,710.46	38,609,771.63	17,097.73	-180,898.50	945,854,782.81	414,546,181.73	94,181,100.71	6,481.79	-53.12	0.00	508,720,853.77	437,133,929.04	477,343,115.22

II.	Property and equipment
	1. Buildings on non-owned land	7,185,148.98	0.00	1,110,891.84	0.00	2,608,914.48	10,904,955.30	2,424,677.72	872,417.84	0.00	-953.31	0.00	3,298,048.87	7,606,906.43	4,760,471.26
	2. Technical equipment	1,603,466,977.78	4,620,331.68	105,886,926.03	1,045,688.85	30,438,229.45	1,743,366,776.09	697,586,347.10	111,163,853.74	516,841.76	42,222.02	0.00	808,191,137.06	935,175,639.03	905,880,630.68
	3. Other equipment, furniture and fixtures	62,883,526.27	0.00	3,852,453.45	522,007.85	681,444.54	66,895,416.41	37,536,561.86	6,240,710.98	498,799.25	-41,215.59	0.00	43,319,689.18	23,575,727.23	25,346,964.41
	4. Construction in progress	50,619,484.08	0.00	45,936,086.05	0.00	-33,547,689.97	63,007,880.16	0.00	0.00	0.00	0.00	0.00	0.00	63,007,880.16	50,619,484.08

		1,724,155,137.11	4,620,331.68	156,786,357.37	1,567,696.70	180,898.50	1,884,175,027.96	737,547,586.68	118,276,982.56	1,015,641.01	53.12	0.00	854,808,875.11	1,029,366,152.85	986,607,550.43

III	Financial Assets
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	139,097.84	0.00	0.00	0.00	516,926.89	377,829.05	6,198,424.08	5,681,497.19
	2. Other	7,509,863.31	0.00	0.00	7,484,862.80	0.00	25,000.51	0.00	0.00	0.00	0.00	0.00	0.00	25,000.51	7,509,863.31

		13,330,458.34	0.00	0.00	7,484,862.80	0.00	5,845,595.54	139,097.84	0.00	0.00	0.00	516,926.89	377,829.05	6,223,424.59	13,191,360.50

		2,629,374,892.40	20,174,042.14	195,396,129.00	9,069,657.23	0.00	2,835,875,406.31	1,152,232,866.25	212,458,083.27	1,022,122.80	0.00	516,926.89	1,363,151,899.83	1,472,723,506.48	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring
Group Management Report
for the Quarter and the Nine Months Ended December 31, 2008

Our Business

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH's sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.à r.l. (LuxCo). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

        We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together KDG or the Company) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (RGUs) and revenue. As of December 31, 2008, the Company's cable television network passed approximately 15.3 million homes.

        On April 30, 2008, the Company acquired from the Orion Group, a Level 4 cable TV operator in Germany, twelve companies (in the following "the acquisition") with networks serving approximately 1.1 million cable television subscribers in eight German federal states, where KDG also has CATV operations.

        At the acquisition date, this acquisition resulted in 276 thousand new CATV subscribers and a reclassification of 789 thousand subscribers from wholesale or indirect to business to business or direct relationships. The general financial implications beyond the addition of 276 thousand new customers from eliminating the Level 4 operator as a wholesale provider will be an increase in ARPU(1), EBITDA and EBITDA margin. In addition our marketable base for broadband Internet & Phone services will be expanded.

        A growing portion of our customers purchase more than one of our service offerings which include basic Cable Access, pay TV, Internet & Phone. We refer to each service to which a customer subscribes as a revenue generating unit or RGU. As of December 31, 2008, the Company served approximately 11,386 thousand RGUs, which are comprised of 9,205 thousand Cable Access, 846 thousand pay TV, 625 thousand Internet, 616 thousand Phone and 94 thousand Digital Video Recorder RGUs.

(1)
Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Development of Subscribers and RGUs

	As of December 31,
	2008	2007
	in thousands
Homes passed	15,293	15,252
% penetration(2)	59%	59%
Total subscribers (homes connected)	9,083	9,023
thereof cable access subscribers	8,995	9,000
thereof Kabel Internet and Phone subscribers "solo"(3)	88	23
Total RGUs(4)	11,386	10,503
Cable access RGUs(5)	9,205	9,113
Digital Video recorder RGUs(6)	94	22
Pay TV RGUs	846	763
Kabel Internet RGUs	625	320
Kabel Phone RGUs	616	285
Network
Homes passed upgraded for 2-way-communication	11,691	10,837
Homes passed upgraded marketable for 2-way-communication	8,485	6,668

        Cable Access Subscribers are segmented into direct customers (B2C and B2B) and indirect wholesale customers. Total Cable Access subscribers as of December 31, 2008 remained relatively stable compared to December 31, 2007, as subscriber gains in direct customer were partially offset by losses in wholesale customer, the lowest ARPU segment.

        Pay TV RGU growth continues to be strong. The Company offers Internet and Phone products independently; however a great majority of these new subscribers choose a bundled product. Internet & Phone subscription growth also remains strong. To date "the acquisition" had little impact on digital pay, Internet or Phone RGUs.

        We generate revenue through subscription and distribution fees from our cable access business, pay TV business, broadband Internet & Phone business and from other activities. In general, monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. Single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. Level 4 operators typically resell KDG's video signal to housing associations, but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

        In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals via the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered via the network into our subscribers' homes.

(2)
Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG's network at the end of the relevant period.
(3)
Internet & Phone "Solo" subscriber: Non-cable television access customers subscribing to Internet & Phone services only.
(4)
Revenue generating units (RGUs) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.
(5)
Includes CATV subscriber plus direct Digital access customers within our B2B subscriber base. TKS RGUs are included, therefore the figures for 2007 differ from Cable Access RGUs published for the quarter ended December 31, 2007.
(6)
To be able to compare the figures for both dates an adjustment of the figure as of December 31, 2007 was necessary due to a change of the calculation method in 2008.

Comparative Operating Results for the Quarters Ended December 31, 2008 and December 31, 2007

        We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on the financial results.

Revenues

        The following chart gives an overview of the Company's revenues. Total revenues for the quarter ended December 31, 2008 increased by T€ 49,533 or 16.4% to T€ 350,820 from T€ 301,287 for the quarter ended December 31, 2007.

	Quarter Ended December 31,
	2008	2007
	T€
Cable Access	229,549	216,279
TV/Radio	49,510	44,616
Internet & Phone	62,622	33,415
TKS	9,139	6,977

Total Revenues	350,820	301,287

Cable Access

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network, either directly to end customers or indirectly through commercial Level 4 operators for which the Company charges a fee.

        Cable access has historically been the primary basis for services offered by the Company, including TV and radio services and Internet & Phone services. In September 2007, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

        Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 229,549 or approximately 65.4% of our total revenues for the quarter ended December 31, 2008.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 32 and 41 analog television channels (depending on the region served) and up to 36 analog radio channels. Since April 2006, the basic digital service for single family homes has been offered under the brand name "Digitaler Kabelanschluss". This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 104 digital free-to-air (FTA) channels and 74 free digital radio channels are offered in the digital access product. The product has an enhanced electronic program guide (EPG) and access to a pay per view service. Additionally, the Company provides the customer a set-top box for free to upgrade to digital access.

  •
  Installation and network connection fees and reimbursements.  Generally, 70% of first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

  •
  Other revenues are primarily generated from Level 4 services (e.g. maintenance service).

	Quarter Ended December 31,
	2008	2007
	T€
Cable Access Subscription Fees	226,131	212,789
Installation Fees	2,149	1,334
Other Revenues	1,269	2,156

Total Cable Access Revenues	229,549	216,279

€
ARPU(7)
Cable Access	8.13	7.76

	As of December 31,
	2008	2007
	in thousand
RGU(8)
Cable Access	9,166	9,069

        For the quarter ended December 31, 2008 cable access subscription fees increased by T€ 13,342 or 6.3% to T€ 226,131 from T€ 212,789 for the quarter ended December 31, 2007. The increase primarily results from additional revenues as a result of "the acquisition".

        For the quarter ended December 31, 2008 installation fees increased by T€ 815 or 61.1% to T€ 2,149 from T€ 1,334 for the quarter ended December 31, 2007 primarily due to the waiver of the installation fee for special sales promotions during the quarter ended December 31, 2007.

        For the quarter ended December 31, 2008 other revenues decreased by T€ 887 or 58.9% to T€ 1,269 from T€ 2,156 for the quarter ended December 31, 2007. The decrease is related to the completion of a construction project in the quarter ended December 31, 2007, where we acted as a subcontractor and built the Level 4 network for which we charged a housing association.

        The cable access ARPU increased by € 0.37 or 4.8% to € 8.13 in the quarter ended December 31, 2008 compared to € 7.76 in the quarter ended December 31, 2007. This increase is primarily due to "the acquisition", as subscribers were reclassified from the low wholesale ARPU segment into higher B2C and B2B ARPU segments.

TV/Radio

        In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 40 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises 41 foreign language pay TV channels catering to the demand of Germany's ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount on our listed retail subscription fee.

(7)
The cable access ARPU only relates to cable access subscription fees.
(8)
TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page 17.

        Our TV/Radio business generates revenue through subscription fees, carriage fees, fees for services in connection with our digital playout facility and customer premise equipment (CPE; e.g. receiver) sales.

  •
  Pay TV subscription fees and CPE sales.  Homes connected to our network can receive the digital programming of the public broadcasters and most private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company's pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company's Digital Video Receiver (DVR) product, Kabel Digital+, which contains an enhanced digital receiver with an integrated hard disc drive and a more sophisticated EPG.

  •
  Analog carriage fees.  In addition to providing basic cable television services to its subscribers, the Company charges more than 250 international, national, regional and local broadcasters' carriage fees for delivering their television and radio signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered.

  •
  Digital carriage fees are derived from the transmission of digital television programs on behalf of third party program providers. The Company also delivers digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and an unaffiliated pay TV operator in Germany. The unaffiliated pay television operator pays fixed carriage fees as well as Conditional Access-service fees.

	Quarter Ended December 31,
	2008	2007
	T€
Pay TV Subscription Fees	23,010	18,172	(9)
Analog/Digital Carriage Fees	24,095	24,065
Other Digital Revenues	2,405	2,379	(9)(10)

Total TV/Radio revenues	49,510	44,616

€
ARPU
TV/Radio blended	8.04	7.55	(11)

	As of December 31,
	2008	2007
	in thousand
RGU
Pay TV	846	763
Kabel Digital+	94	22	(11)

Total TV/Radio RGUs	940	785

(9)
In the quarter ended December 31, 2007, T€ 369 have been reclassified from other digital revenues to pay TV subscription fees. Therefore the figures for 2007 differ from the published figures for the quarter ended December 31, 2007.
(10)
Until September 30, 2008 Playout Facility Fees were shown separately and are now classified as other revenues. Therefore the figure for 2007 differs from the published figure for the quarter ended December 31, 2007.
(11)
To be able to compare the figures for both dates an adjustment of the figure as of December 31, 2007 was necessary due to a change of the calculation method in 2008.

        Pay TV subscription fees increased by T€ 4,838 or 26.6% to T€ 23,010 in the quarter ended December 31, 2008 from T€ 18,172 for the quarter ended December 31, 2007 primarily resulting from a growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

        Carriage fees remained relatively stable at T€ 24,095 in the quarter ended December 31, 2008 compared to T€ 24,065 for the quarter ended December 31, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network.

        Other digital revenues remained relatively stable at T€ 2,405 in the quarter ended December 31, 2008 compared to T€ 2,379 in the quarter ended December 31, 2007.

        The total blended TV/Radio ARPU increased by € 0.49 or 6.5% to € 8.04 in the quarter ended December 31, 2008 compared to € 7.55 in the quarter ended December 31, 2007. The increase primarily relates to a recent price increase for new customers to the core KD Home product.

Internet & Phone

        The Company can offer Internet & Phone services to those homes that are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (Marketable Homes). As of December 31, 2008, the Company passed approximately 11.7 million homes with an upgraded network that had return path capability to enable two-way communication. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we also offer Internet & Phone to non-cable television access subscribers. As of December 31, 2008, the Company served approximately 703 thousand subscribers that generated approximately 625 thousand Internet and 616 thousand Phone RGUs.

	Quarter Ended December 31,
	2008	2007
	T€
Subscription Fees (recurring)	59,878	31,657
Installation Fees and other non-recurring revenues	2,744	1,758

Total Internet & Phone Revenues	62,622	33,415

€
ARPU
Kabel Internet & Kabel Phone blended	17.08	19.47

	As of December 31,
	2008	2007
	in thousand
RGU
Kabel Internet	625	320
Kabel Phone	616	285

Total Internet & Phone RGUs	1,241	605

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the quarter ended December 31, 2008, subscription fees increased rapidly by T€ 28,221 to T€ 59,878 from T€ 31,657 for the quarter ended December 31, 2007. This increase was primarily due to the strong increase of Internet & Phone RGUs.

        In the quarter ended December 31, 2008, installation fees and other non-recurring revenues increased by T€ 986 or 56.1% to T€ 2,744 from T€ 1,758 for the quarter ended December 31, 2007. This increase is primarily related to an increase in the number of installations of Internet & Phone products and an increase in revenues from the sale of CPE (e.g. DECT phones and WLAN router).

        The Internet & Phone ARPU decreased by € 2.39 or 12.3% to € 17.08 in the quarter ended December 31, 2008 from € 19.47 for the quarter ended December 31, 2007 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills.

        Additionally, TKS sells certain telecommunication products to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

	Quarter Ended December 31,
	2008	2007
	T€
Internet Revenues	2,425	1,464
Phone Service Revenues	1,814	n/a
Billing Service Revenues	1,554	2,180
Merchandise	1,223	1,073
Cable Television Revenues	1,101	1,116
Mobile Phone Service Revenues	529	1,025
Other Revenues	493	119

Total TKS Revenues	9,139	6,977

        TKS revenues increased by T€ 2,162 or 31.0% to T€ 9,139 for the quarter ended December 31, 2008 from T€ 6,977 for the quarter ended December 31, 2007. The increase is primarily related to the new TKS bundled product, "surf'n talk", which was introduced in November 2007 and which combines Internet services and Phone services. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone services. This product was not actively offered in the quarter ended December 31, 2008.

Expenses

        Total expenses for the quarter ended December 31, 2008 increased by T€ 51,734 or 18.4% to T€ 333,520 from T€ 281,786 for the quarter ended December 31, 2007.

	Quarter Ended December 31,
	2008	2007
	T€
Cost of Services Rendered	194,284	148,637
Selling Expenses	108,968	91,387
General and Administrative Expenses	30,268	41,762

Total Expenses	333,520	281,786

        Included in total operating expenses for the quarter ended December 31, 2008 are accrued costs associated with a restructuring plan that affected our technical department in the amount of T€ 21,984. These costs include severance payments, consulting expenses and expenses for facilities which will be closed.

Cost of Services Rendered

        Cost of services rendered are primarily costs related to providing service to our customers.

	Quarter Ended December 31,
	2008	2007
	T€
Cost of Materials and Services	89,733	79,202
Personnel Expenses	29,100	9,833
Depreciation and Amortization	52,585	38,977
Other Cost and Expenses	22,866	20,625

Total Cost of Services Rendered	194,284	148,637

        In the quarter ended December 31, 2008, cost of services rendered increased by T€ 45,647 or 30.7% to T€ 194,284 from T€ 148,637 for the quarter ended December 31, 2007.

        Included in costs of services rendered for the quarter ended December 31, 2008 are accrued expenses for the restructuring of the technical department in the amount of T€ 21,744.

        Cost of materials and services primarily include Service Level Agreements (SLA) with DTAG which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended December 31, 2008, cost of materials and services increased by T€ 10,531 or 13.3% to T€ 89,733 from T€ 79,202 for the quarter ended December 31, 2007. Cost of materials and services in the quarter ended December 31, 2008 corresponds to 25.6% of our total revenues compared to 26.3% in the quarter ended December 31, 2007.

        Expenses for SLAs increased by T€ 6,671 or 16.3% to T€ 47,485 for the quarter ended December 31, 2008 from T€ 40,814 in the quarter ended December 31, 2007 primarily due to the need for more network capacity due to the growth of the Company's Internet and Phone business and a one-time unit price reduction in the quarter ended December 31, 2007.

        In the quarter ended December 31, 2008, content costs, primarily for pay TV activities, remained relatively stable at T€ 11,351 compared to T€ 11,343 in the quarter ended December 31, 2007.

        Costs for interconnect increased by T€ 2,656 or 61.9% to T€ 6,944 for the quarter ended December 31, 2008 from T€ 4,288 for the quarter ended December 31, 2007 primarily related to the increase in phone subscribers. Interconnection costs will continue to increase as the number of phone subscribers increases.

        Network expenses increased by T€ 1,957 or 48.9% to T€ 5,962 for the quarter ended December 31, 2008 from T€ 4,005 for the quarter ended December 31, 2007 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity (e.g. by leasing of regional backbones). As long as the Company continues to extend the upgraded network and to add additional capacity, network costs will continue to increase.

        Other cost of materials and services decreased by T€ 761 or 4.1% to T€ 17,991 for the quarter ended December 31, 2008 from T€ 18,752 for the quarter ended December 31, 2007.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended December 31, 2008 personnel expenses included T€ 19,196 in restructuring expenses compared to T€ 517 in the quarter ended December 31, 2007. The increase is due to the restructuring of our technical department which was agreed with the Company's works council in December 2008. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program increased by T€ 1,312 or 15.3% to T€ 9,908 in the quarter ended December 31, 2008 from T€ 8,596 for the quarter ended December 31, 2007, primarily due to a scheduled tariff increase.

        Depreciation and amortization expenses primarily include the depreciation of the network and capitalized leased transponders. In the quarter ended December 31, 2008, depreciation and amortization expenses increased by T€ 13,608 or 34.9% to T€ 52,585 from T€ 38,977 for the quarter ended December 31, 2007, primarily due to substantial investments made to upgrade the network for two way capacity over the past few years.

        Other cost and expenses primarily include copyright fees, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended December 31, 2008, other cost and expenses increased by T€ 2,241 or 10.9% to T€ 22,866 from T€ 20,625 for the quarter ended December 31, 2007 primarily due to accrued expenses for the restructuring of the technical department.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in cost of services rendered increased by T€ 11,286 or 10.4% to T€ 120,080 for the quarter ended December 31, 2008 from T€ 108,794 for the quarter ended December 31, 2007. Non-cash expenses within cost of services rendered in the quarter ended December 31, 2008 correspond to 34.2% of revenues compared to 36.1% in the quarter ended December 31, 2007.

Selling Expenses

        Selling expenses are expenses incurred to support the sales effort of the Company's products and services.

	Quarter Ended December 31,
	2008	2007
	T€
Cost of Materials and Services	5,735	6,513
Personnel Expenses	19,174	18,241
Depreciation and Amortization	46,850	29,495
Other Cost and Expenses	37,209	37,138

Total Selling Expenses	108,968	91,387

        In the quarter ended December 31, 2008, selling expenses increased by T€ 17,581 or 19.2% to T€ 108,968 from T€ 91,387 for the quarter ended December 31, 2007.

        Cost of materials and services included in selling expenses are services related to the general distribution of our products and services. Cost of materials and services decreased by T€ 778 or 11.9% to T€ 5,735 for the quarter ended December 31, 2008 from T€ 6,513 for the quarter ended December 31, 2007. This decrease primarily relates to a decrease in CPE expenses because of a change in the business model; CPE is now rented instead of being purchased by the customers.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended December 31, 2007 personnel expenses included non-cash expenses related to the Management Equity Participation program in the amount of T€ 984 compared to minor amounts in the quarter ended December 31, 2008. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,978 or 11.5% to T€ 19,235 in the quarter ended December 31, 2008 from T€ 17,257 in the quarter ended December 31, 2007. The increase primarily resulted from an increase in the number of sales and marketing employees.

        Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized sales commissions paid to the Company's sales agents and call center representatives and CPE. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products, which corresponds to the expected life average of the contracts, and 12 or 24 months for our pay TV and Internet & Phone products, which corresponds to the fixed contract duration. Depreciation and amortization expenses increased by T€ 17,355 or 58.8% to T€ 46,850 for the quarter ended December 31, 2008 from T€ 29,495 for the quarter ended December 31, 2007 due to higher amortization of capitalized subscriber acquisition costs, CPE and the additional amortization of the customer list from "the acquisition".

        Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs remained relatively stable increasing slightly to T€ 37,209 for the quarter ended December 31, 2008 compared to T€ 37,138 for the quarter ended December 31, 2007.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in selling expenses increased by T€ 1,271 or 2.1% to T€ 62,179 for the quarter ended December 31, 2008 from T€ 60,908 for the quarter ended December 31, 2007. Non-cash expenses within selling expenses in the quarter ended December 31, 2008 correspond to 17.7% of revenues compared to 20.2% in the quarter ended December 31, 2007.

General and Administrative Expenses

	Quarter Ended December 31,
	2008	2007
	T€
Personnel Expenses	10,683	27,312
Depreciation and Amortization	6,988	6,081
Other Cost and Expenses	12,597	8,369

Total General and Administrative Expenses	30,268	41,762

        General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or to selling expenses.

        In the quarter ended December 31, 2008, general and administrative expenses decreased by T€ 11,494 or 27.5% to T€ 30,268 from T€ 41,762 for the quarter ended December 31, 2007.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended December 31, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 16,198 compared to minor amounts in the quarter ended December 31, 2008. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by T€ 127 to T€ 10,813 in the quarter ended December 31, 2008 from T€ 10,940 in the quarter ended December 31, 2007.

        Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended December 31, 2008, these expenses increased by T€ 907 or 14.9% to T€ 6,988 from T€ 6,081 for the quarter ended December 31, 2007 primarily due to the amortization of several recently deployed IT-applications.

        Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended December 31, 2008, other cost and expenses increased by T€ 4,228 or 50.5% to T€ 12,597 from T€ 8,369 for the quarter ended December 31, 2007. This primarily results from expenses related to the interim Service Level Agreements for "the acquisition" that will be cancelled after completion of the integration phase. This effect is partly offset by a decrease in other consulting expenses.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in general and administrative expenses increased by T€ 3,861 or 20.0% to T€ 23,170 for the quarter ended December 31, 2008 from T€ 19,309 for the quarter ended December 31, 2007.

Profit from Ordinary Activities

        Profit from ordinary activities for the quarter ended December 31, 2008 decreased by T€ 529 or 2.3% to T€ 22,122 from T€ 22,651 for the quarter ended December 31, 2007.

        The change in profit from ordinary activities is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the quarter ended December 31, 2008 interest income decreased by T€ 1,540 to T€ 838 from T€ 2,378 in the quarter ended December 31, 2007.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 22,948 or 50.1% to T€ 68,713 for the quarter ended December 31, 2008 from T€ 45,765 for the quarter ended December 31, 2007. This increase is primarily related to an increase in interest expense on the Senior Credit Facility of T€ 12,995 due to the additional borrowings under Tranche C to make "the acquisition".

        In the quarter ended December 31, 2008 the Company acquired on a forward basis currency hedges to effectively prolong the existing swaps which will mature July 2009; for details see "Risk" section. Included in interest expenses is the mark to market impact of these forward foreign exchange swaps.

        Interest expenses for the quarter ended December 31, 2008 included cash expenses in the amount of T€ 3,598 compared to T€ 9,456 in the quarter ended December 31, 2007.

	Quarter Ended December 31,
	2008	2007
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	35,256	22,261
Amortization of Capitalized Finance Fees	2,949	2,100
Finance Lease	679	697
Pensions	425	349
Asset Retirement Obligations	284	258
Interest Hedge	7,320	383
Currency Hedge	2,176	0
Other	8	101

Total Interest Expenses	68,713	45,765

        Outstanding interest bearing indebtedness as of December 31, 2008 increased by T€ 520,000 to T€ 2,580,553 from T€ 2,060,553 as of December 31, 2007 due to higher borrowings primarily related to "the acquisition".

Accretion or Depreciation on Investments and other Securities

        In the quarter ended December 31, 2008 an income of T€ 76 was recorded compared to expenses in the amount of T€ 1,375 for the quarter ended December 31, 2007.

Income from Associates

        Income from associates increased by T€ 252 to T€ 431 for the quarter ended December 31, 2008 from T€ 179 in the quarter ended December 31, 2007.

Loss before Taxes

        Loss before taxes increased by T€ 23,314 to T€ 45,246 for the quarter ended December 31, 2008 from T€ 21,932 in the quarter ended December 31, 2007.

        This increase is related to the issues discussed in the above sections.

Taxes on Income

        Tax income was T€ 17,283 for the quarter ended December 31, 2008 compared to tax expenses of T€ 4,876 for the quarter ended December 31, 2007. For the quarter ended December 31, 2008 taxes are comprised of current tax income of T€ 1,285 and deferred tax income of T€ 15,998. For the quarter ended December 31, 2007 taxes were comprised of current tax income of T€ 608 and deferred tax expense of T€ 5,484.

Net Loss

        For the quarter ended December 31, 2008, a net loss was recorded in the amount of T€ 27,963 compared to T€ 26,808 for the quarter ended December 31, 2007.

        The change in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 34,787 or 30.1% to T€ 150,213 in the quarter ended December 31, 2008 from T€ 115,426 for the quarter ended December 31, 2007. The increase primarily relates to the rapid growth in adjusted EBITDA from the Internet & Phone and the Access segment, and from increased subscription revenues from pay TV. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended December 31,
	2008	2007
	T€
Profit from Ordinary Activities	22,122	22,651
Depreciation and Amortization	106,423	74,553
MEP related non-cash (Income)/Expenses	-131	17,902
Restructuring Expenses	21,799	320

Adjusted EBITDA	150,213	115,426

Segment Reporting

        The following tables reflect the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(12) for the quarters ended December 31, 2008 and 2007:

Quarter ended December 31, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	49,239	4,401	-2,387	644	-29,775	22,122
Depreciation and Amortization	67,440	7,764	23,484	478	7,257	106,423
MEP related non-cash Income	-21	-4	-9	0	-97	-131
Restructuring Expenses/(Income)	21,836	0	0	0	-37	21,799

Adjusted EBITDA	138,494	12,161	21,088	1,122	-22,652	150,213

Quarter ended December 31, 2007	Cable Access	TV/Radio	Internet & Phone	TKS	Recon-ciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	64,826	6,064	-7,077	482	-41,644	22,651
Depreciation and Amortization	52,093	5,356	10,270	462	6,372	74,553
MEP related non-cash Expenses	1,315	70	228	41	16,248	17,902
Restructuring Expenses	146	0	0	0	174	320

Adjusted EBITDA	118,380	11,490	3,421	985	-18,850	115,426

(12)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Comparative Operating Results for the Nine Months Ended December 31, 2008 and December 31, 2007

Revenues

        The following chart gives an overview of the Company's revenues for the nine months ended December 31, 2008 compared to the nine months ended December 31, 2007. Total revenues for the nine months ended December 31, 2008 increased by T€ 134,238 or 15.2% to T€ 1,019,309 from T€ 885,071 for the nine months ended December 31, 2007.

	Nine Months Ended December 31,
	2008	2007
	T€
Cable Access	685,692	650,208
TV/Radio	143,671	132,047
Internet & Phone	164,385	81,742
TKS	25,561	21,074

Total Revenues	1,019,309	885,071

Cable Access

	Nine Months Ended December 31,
	2008	2007
	T€
Cable Access Subscription Fees	676,100	641,008
Installation Fees	6,256	4,632
Other Revenues	3,336	4,568

Total Cable Access Revenues	685,692	650,208

€
ARPU(13)
Cable Access	8.16	7.75

	As of December 31,
	2008	2007
	in thousand
RGU(14)
Cable Access	9,166	9,069

        For the nine months ended December 31, 2008 cable access subscription fees increased by T€ 35,092 or 5.5% to T€ 676,100 from T€ 641,008 for the nine months ended December 31, 2007. The increase primarily results from the additional revenues of "the acquisition" in the period ended December 31, 2008.(13)(14)

        For the nine months ended December 31, 2008 installation fees increased by T€ 1,624 or 35.1% to T€ 6,256 from T€ 4,632 for the nine months ended December 31, 2007 primarily due to cost reimbursements received from housing associations for the upgrade of our two way capable network and to the waiver of the installation fee for special sales promotions during the quarter ended December 31, 2007.

(13)
The cable access ARPU only relates to cable access subscription fees.
(14)
TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page 17.

        For the nine months ended December 31, 2008 other revenues decreased by T€ 1,232 or 27.0% to T€ 3,336 from T€ 4,568 for the nine months ended December 31, 2007. The decrease is related to the completion of a construction project in the nine months ended December 31, 2007, where we acted as a subcontractor and built the Level 4 network for which we charged a housing association.

        The cable access ARPU increased by € 0.41 or 5.3% to € 8.16 in the nine months ended December 31, 2008 compared to € 7.75 in the nine months ended December 31, 2007. This increase is primarily related to "the acquisition", as subscribers were reclassified from the low wholesale ARPU segment into higher B2C and B2B ARPU segments. The other ARPU driver was a more favorable subscriber mix as subscriber losses mostly occurred in the lowest ARPU wholesale segment.

TV/Radio

	Nine Months Ended December 31,
	2008	2007
	T€
Pay TV Subscription Fees	64,250	53,086	(15)
Analog/Digital Carriage Fees	73,387	73,218
Other Digital Revenues	6,034	5,743	(15)(16)

Total TV/Radio revenues	143,671	132,047

€
APRU
TV/Radio blended	7.88	7.86	(17)

	As of December 31,
	2008	2007
	in thousand
RGU
Pay TV	846	763
Kabel Digital+	94	22	(17)

Total TV/Radio RGUs	940	785

        Pay TV subscription fees increased by T€ 11,164 or 21.0% to T€ 64,250 for the nine months ended December 31, 2008 from T€ 53,086 for the nine months ended December 31, 2007 primarily resulting from a growing subscriber base and to a lesser extent an increase in monthly fee for new pay TV subscriptions. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

        In the nine months ended December 31, 2008 carriage fees remained relatively stable at T€ 73,387 compared to T€ 73,218 for the nine months ended December 31, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network.

(15)
In the nine months ended December 31, 2007, T€ 580 have been reclassified from other digital revenues to pay TV subscription fees. Therefore the figures for 2007 differ from the published figures for the nine months ended December 31, 2007.
(16)
Until September 30, 2008 Playout Facility Fees were shown separately and are now classified as other revenues. Therefore the figure for 2007 differs from the published figure for the nine months ended December 31, 2007.
(17)
To be able to compare the figures for both dates an adjustment of the figure as of December 31, 2007 was necessary due to a change of the calculation method in 2008.

        Other digital revenues increased by T€ 291 or 5.1% to T€ 6,034 in the nine months ended December 31, 2008 from T€ 5,743 in the nine months ended December 31, 2007.

        The total blended TV/Radio ARPU remained relatively stable at € 7.88 in the nine months ended December 31, 2008 compared to € 7.86 in the nine months ended December 31, 2007.

Internet & Phone

	Nine Months Ended December 31,
	2008	2007
	T€
Subscription Fees (recurring)	157,523	78,257
Installation Fees and other non-recurring revenues	6,862	3,485

Total Internet & Phone Revenues	164,385	81,742

€
ARPU
Kabel Internet & Kabel Phone blended	17.37	19.63

	As of December 31,
	2008	2007
	in thousand
RGU
Kabel Internet	625	320
Kabel Phone	616	285

Total Internet & Phone RGUs	1,241	605

        In the nine months ended December 31, 2008, subscription fees doubled by T€ 79,266 to T€ 157,523 from T€ 78,257 for the nine months ended December 31, 2007. This increase was primarily due to the doubling of Internet & Phone RGUs.

        In the nine months ended December 31, 2008, installation fees and other non-recurring revenues increased by T€ 3,377 or 96.9% to T€ 6,862 from T€ 3,485 for the nine months ended December 31, 2007. This increase is primarily related to an increase in number of installations of Internet & Phone customers and to an increase in revenues from the sale of CPEs (e.g. DECT phones and WLAN router).

        The Internet & Phone ARPU decreased by € 2.26 or 11.5% to € 17.37 in the nine months ended December 31, 2008 from € 19.63 for the nine months ended December 31, 2007, which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Nine Months Ended December 31,
	2008	2007
	T€
Internet Revenues	6,430	4,516
Billing Service Revenues	4,999	5,854
Phone Service Revenues	4,775	n/a
Cable Television Revenues	3,324	3,478
Merchandise	3,299	3,045
Mobile Phone Service Revenues	1,736	3,701
Other Revenues	998	480

Total TKS Revenues	25,561	21,074

        TKS revenues increased by T€ 4,487 or 21.3% to T€ 25,561 for the nine months ended December 31, 2008 from T€ 21,074 for the nine months ended December 31, 2007. The increase is primarily related to the new TKS bundle product, "surf'n talk", which was introduced in November 2007 and which combines Internet services and the new Phone services. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone services; this product was not actively offered in the nine months ended December 31, 2008.

Expenses

        Total expenses for the nine months ended December 31, 2008 increased by T€ 136,847 or 17.2% to T€ 931,664 from T€ 794,817 for the nine months ended December 31, 2007.

	Nine Months Ended December 31,
	2008	2007
	T€
Cost of Services Rendered	523,530	442,684
Selling Expenses	313,897	251,030
General and Administrative Expenses	94,237	101,103

Total Expenses	931,664	794,817

        Included in total operating expenses for the nine months ended December 31, 2008 are accrued costs associated with a restructuring plan related to "the acquisition" in the amount of T€ 4,959 and T€ 21,984 regarding the restructuring of the technical department.

Cost of Services Rendered

	Nine Months Ended December 31,
	2008	2007
	T€
Cost of Materials and Services	259,694	238,459
Personnel Expenses	51,835	35,683
Depreciation and Amortization	148,983	111,749
Other Cost and Expenses	63,018	56,793

Total Cost of Services Rendered	523,530	442,684

        In the nine months ended December 31, 2008, cost of services rendered increased by T€ 80,846 or 18.3% to T€ 523,530 from T€ 442,684 for the nine months ended December 31, 2007.

        Included in costs of services rendered for the nine months ended December 31, 2008 are accrued expenses for the restructuring associated with "the acquisition" in the amount of T€ 1,535 and the restructuring of the technical department in the amount of T€ 21,744.

        In the nine months ended December 31, 2008, cost of materials and services increased by T€ 21,235 or 8.9% to T€ 259,694 from T€ 238,459 for the nine months ended December 31, 2007. Cost of materials and services in the nine months ended December 31, 2008 corresponds to 25.5% of our total revenues compared to 26.9% in the nine months ended December 31, 2007.

        Expenses for SLAs increased by T€ 9,532 or 7.4% to T€ 137,488 for the nine months ended December 31, 2008 from T€ 127,956 in the nine months ended December 31, 2007 primarily due to the need for more network capacity associated with the growth of the Company's Internet and Phone business.

        In the nine months ended December 31, 2008, content costs, primarily for pay TV activities, increased by T€ 1,382 or 4.1% to T€ 34,905 from T€ 33,523 in the nine months ended December 31, 2007. The increase is related to the subscriber growth.

        Costs for interconnect increased by T€ 8,756 or 83.9% to T€ 19,194 for the nine months ended December 31, 2008 from T€ 10,438 for the nine months ended December 31, 2007 due to the increase in phone subscribers. Interconnection costs will continue to rise as the number of phone subscribers increases.

        Network expenses increased by T€ 4,054 or 38.6% to T€ 14,563 for the nine months ended December 31, 2008 from T€ 10,509 for the nine months ended December 31, 2007 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity (e.g. by leasing of regional backbones). As long as the Company continues to extend the upgraded network and to add additional capacity, network costs will increase.

        Expenses for installation increased by T€ 3,036 to T€ 3,247 for the nine months ended December 31, 2008 from T€ 211 for the nine months ended December 31, 2007 primarily due to a new full service PC installation offering related to a HSI installation.

        Other cost of materials and services decreased by T€ 5,525 or 9.9% to T€ 50,297 for the nine months ended December 31, 2008 from T€ 55,822 for the nine months ended December 31, 2007 primarily due to a decrease in passed through carriage fees and in expenses for licenses.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. Personnel expenses in the nine months ended December 31, 2008 included restructuring expenses of T€ 20,721 compared to T€ 2,274 in the nine months ended December 31, 2007. The increase in restructuring expenses in 2008 is due to the restructuring related to "the acquisition" and the technical department. In the nine months ended December 31, 2007 personnel expenses included T€ 720 related to the Management Equity Participation program compared to minor amounts in the nine months ended December 31, 2008. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program decreased by T€ 1,663 or 5.1% to T€ 31,026 in the nine months ended December 31, 2008 from T€ 32,689 for the nine months ended December 31, 2007 primarily due to a decrease in the number of employees as a result of the finalized 2007 restructuring of the technical department.

        In the nine months ended December 31, 2008, depreciation and amortization expenses increased by T€ 37,234 or 33.3% to T€ 148,983 from T€ 111,749 for the nine months ended December 31, 2007 primarily due to the increased depreciation related to substantial investments made to upgrade the network for two way capacity over the past few years.

        In the nine months ended December 31, 2008, other cost and expenses increased by T€ 6,225 or 11.0% to T€ 63,018 from T€ 56,793 for the nine months ended December 31, 2007, partly due to "the acquisition", expenses associated with the restructuring of the technical department and increased IT expenses for the expansion of our Internet und Phone business.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in cost of services rendered increased by T€ 21,896 or 6.7% to T€ 351,022 for the nine months ended December 31, 2008 from T€ 329,126 for the nine months ended December 31, 2007. Non-cash expenses within cost of services rendered in the nine months ended December 31, 2008 correspond to 34.4% of revenues compared to 37.2% in the nine months ended December 31, 2007.

Selling Expenses

	Nine Months Ended December 31,
	2008	2007
	T€
Cost of Materials and Services	17,149	18,132
Personnel Expenses	60,143	52,255
Depreciation and Amortization	127,624	83,248
Other Cost and Expenses	108,981	97,395

Total Selling Expenses	313,897	251,030

        In the nine months ended December 31, 2008, selling expenses increased by T€ 62,867 or 25.0% to T€ 313,897 from T€ 251,030 for the nine months ended December 31, 2007.

        Included in selling expenses for the nine months ended December 31, 2008 are accrued expenses for the restructuring associated with "the acquisition" in the amount of T€ 1,802.

        Cost of materials and services decreased by T€ 983 or 5.4% to T€ 17,149 for the nine months ended December 31, 2008 from T€ 18,132 for the nine months ended December 31, 2007.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 6,971 or 13.7% to T€ 57,889 in the nine months ended December 31, 2008 from T€ 50,918 in the nine months ended December 31, 2007. The increase primarily resulted from an increase in the number of sales and marketing employees and from scheduled tariff increases.

        Expenses related to depreciation and amortization increased by T€ 44,376 or 53.3% to T€ 127,624 for the nine months ended December 31, 2008 from T€ 83,248 for the nine months ended December 31, 2007 due to higher amortization of capitalized subscriber acquisition costs, CPE and the additional amortization of the customer list from "the acquisition".

        Other cost and expenses increased by T€ 11,586 or 11.9% to T€ 108,981 for the nine months ended December 31, 2008 from T€ 97,395 for the nine months ended December 31, 2007 primarily due to increased expenses for the promotion and sale of our products.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in selling expenses increased by T€ 17,573 or 10.6% to T€ 184,018 for the nine months ended December 31, 2008 from T€ 166,445 for the nine months ended December 31, 2007. Non-cash expenses within selling expenses in the nine months ended December 31, 2008 correspond to 18.1% of revenues compared to 18.8% in the nine months ended December 31, 2007.

General and Administrative Expenses

	Nine Months Ended December 31,
	2008	2007
	T€
Personnel Expenses	34,612	50,816
Depreciation and Amortization	20,765	17,461
Other Cost and Expenses	38,860	32,826

Total General and Administrative Expenses	94,237	101,103

        In the nine months ended December 31, 2008, general and administrative expenses decreased by T€ 6,866 or 6.8% to T€ 94,237 from T€ 101,103 for the nine months ended December 31, 2007.

        Included in general and administrative expenses for the nine months ended December 31, 2008 are accrued expenses for the restructuring associated with "the acquisition" in the amount of T€ 1,622 and the restructuring of the technical department in the amount of T€ 240.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the nine months ended December 31, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 1,016 compared to T€ 19,029 in the nine months ended December 31, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,930 or 6.1% to T€ 33,518 in the nine months ended December 31, 2008 from T€ 31,588 in the nine months ended December 31, 2007. This increase primarily results from an increase in the number of employees and from scheduled salary increases.

        In the nine months ended December 31, 2008, depreciation and amortization expenses increased by T€ 3,304 or 18.9% to T€ 20,765 from T€ 17,461 for the nine months ended December 31, 2007 primarily due to the amortization related to several recently deployed IT-applications.

        In the nine months ended December 31, 2008, other cost and expenses increased by T€ 6,034 or 18.4% to T€ 38,860 from T€ 32,826 for the nine months ended December 31, 2007. This increase primarily results from expenses related to the interim Service Level Agreements for "the acquisition" which will be cancelled after completion of the integration phase. This effect is partly offset by a decrease in other consulting expenses.

        Excluding the impact of non-cash expenses (e.g. amortization, depreciation, restructuring and MEP) total cash expenses included in general and administrative expenses increased by T€ 6,434 or 10.0% to T€ 70,848 for the nine months ended December 31, 2008 from T€ 64,414 for the nine months ended December 31, 2007.

Profit from Ordinary Activities

        Profit from ordinary activities for the nine months ended December 31, 2008 increased by T€ 2,590 or 2.6% to T€ 101,505 from T€ 98,915 for the nine months ended December 31, 2007.

        The increase is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the nine months ended December 31, 2008 interest income decreased by T€ 2,880 or 65.7% to T€ 1,501 from T€ 4,381 in the nine months ended December 31, 2007.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 44,468 or 34.9% to T€ 171,708 for the nine months ended December 31, 2008 from T€ 127,240 for the nine months ended December 31, 2007. This increase is primarily related to an increase in interest expense on the Senior Credit Facility of T€ 34,025 due to the additional borrowings under Tranche C to make "the acquisition".

        In the nine months ended December 31, 2008 the Company acquired on a forward basis currency hedges to effectively prolong the existing swaps which will mature July 2009; for details see "Risk" section. Included in interest expenses is the mark to market impact of these forward foreign exchange swaps.

        Interest expenses for the nine months ended December 31, 2008 included cash expenses in the amount of T€ 110,448 compared to T€ 100,098 for the nine months ended December 31, 2007.

	Nine Months Ended December 31,
	2008	2007
	T€
Senior Notes	58,849	58,848
Senior Credit Facility	93,560	59,535
Amortization of Capitalized Finance Fees	8,476	6,136
Finance Lease	1,974	2,187
Pensions	1,525	1,046
Asset Retirement Obligations	845	742
Interest Hedge	3,691	-1,816
Currency Hedge	2,176	0
Other	612	561

Total Interest Expenses	171,708	127,240

        Outstanding interest bearing indebtedness as of December 31, 2008 increased by T€ 520,000 to T€ 2,580,553 from T€ 2,060,553 as of December 31, 2007 due to higher borrowings primarily related to "the acquisition".

Accretion or Depreciation on Investments and other Securities

        In the nine months ended December 31, 2008 income of T€ 76 was recorded whereas in the nine months ended December 31, 2007 expenses of T€ 3,712 were recorded. 2007 expenses resulted from a devaluation of the Company's investments that were sold in October 2007.

Income from Associates

        Income from associates increased by T€ 13,066 to T€ 13,810 for the nine months ended December 31, 2008 from T€ 744 in the nine months ended December 31, 2007 due to the sale of our minority shareholding in KS Berlin related to "the acquisition" in April 2008.

Loss before Taxes

        Loss before taxes increased by T€ 27,904 to T€ 54,816 for the nine months ended December 31, 2008 from T€ 26,912 in the nine months ended December 31, 2007.

        This increase is related to the issues discussed in the above sections.

Taxes on Income

        Income tax income was T€ 6,239 for the nine months ended December 31, 2008 compared to income tax expense of T€ 1,011 in the nine months ended December 31, 2007. For the nine months ended December 31, 2008 taxes are comprised of current tax expense of T€ 9,071 and deferred tax income in the amount of T€ 15,310. For the nine months ended December 31, 2007 taxes were comprised of current tax expense of T€ 1,589 and deferred tax income in the amount of T€ 578.

Net loss

        Net loss for the nine months ended December 31, 2008 amounts to T€ 48,577 compared to T€ 27,923 for the nine months ended December 31, 2007.

        The increase in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 93,534 or 28.0% to T€ 427,281 in the nine months ended December 31, 2008 from T€ 333,747 for the nine months ended December 31, 2007. The increase primarily relates to the strong increase of the adjusted EBITDA from the Internet & Phone segment, to the growth in subscription revenues from pay TV and to an increase of the adjusted EBITDA from the Cable Access segment, partly related to "the acquisition". Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Nine Months Ended December 31,
	2008	2007
	T€
Profit from Ordinary Activities	101,505	98,915
Depreciation and Amortization	297,372	212,458
MEP related non-cash Expenses	1,587	21,081
Restructuring Expenses	26,817	1,293

Adjusted EBITDA	427,281	333,747

Segment Reporting

        The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(18) for the nine months ended December 31, 2008 and 2007:

Nine months ended December 31, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	183,186	17,986	-9,317	2,626	-92,976	101,505
Depreciation and Amortization	190,972	21,877	61,494	1,422	21,607	297,372
MEP related non-cash Expenses	340	54	91	10	1,092	1,587
Restructuring Expenses	25,239	0	0	0	1,577	26,817

Adjusted EBITDA	399,737	39,917	52,268	4,058	-68,700	427,281

Nine months ended December 31, 2007	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	201,926	18,658	-24,485	3,036	-100,220	98,915
Depreciation and Amortization	154,332	14,017	24,552	1,225	18,332	212,458
MEP related non-cash Expenses	1,540	101	320	41	19,079	21,081
Restructuring Expenses	1,141	0	0	0	152	1,293

Adjusted EBITDA	358,939	32,776	387	4,302	-62,657	333,747

(18)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Cash Flow for the Nine months ended December 31, 2008 Compared to the Nine months ended December 31, 2007

        As of December 31, 2008 our cash balance was T€ 104,230 and we had T€ 179,000 of credit available under our revolver.

        The following table shows a condensed version of our cash flow for the periods ended December 31, 2008 and 2007:

	Nine Months Ended December 31,
	2008	2007
	T€
Cash Flow from Operating Activities	380,911	187,466
Net Cash used in Investing Activities	-782,662	-208,114
Cash flow from Financing Activities	490,442	49,552
Change in Cash and Cash Equivalents	88,691	28,904
Valuation adjustments on Cash and Cash Equivalents	76	0
Cash and Cash Equivalents at the beginning of the period	15,463	54,108

Cash and Cash Equivalents at the end of the period	104,230	83,012

Cash flow from Operating Activities

        Our cash flow provided from operating activities in the nine months ended December 31, 2008 increased by T€ 193,445 to T€ 380,911 from T€ 187,466 in the nine months ended December 31, 2007. This increase was driven by a substantially improved operating performance and an improved working capital performance.

Net Cash used in Investing Activities

        Net cash used in investing activities increased by T€ 574,548 to T€ 782,662 for the nine months ended December 31, 2008 from T€ 208,114 for the nine months ended December 31, 2007.

        Included in net cash used in investing activities in the nine months ended December 31, 2008 is cash paid of T€ 540,234 primarily for "the acquisition".

        Additionally, the company used T€ 58,069 for investments in intangible assets (e.g. IT Systems, licenses, software) and T€ 201,424 for property and equipment. Thereof approximately T€ 145,715 can be allocated to the Internet & Phone business.

Cash flow from Financing Activities

        Cash flow from financing activities was T€ 490,442 in the nine months ended December 31, 2008, compared to T€ 49,552 in the nine months ended December 31, 2007.

        The Senior Credit Facility is now comprised of three tranches, a € 1,150.0 million Term Loan Facility (Tranche A), a € 325.0 million Revolving Credit Facility (Tranche B) and a € 535.0 million Term Loan Facility (Tranche C), which was used for "the acquisition". Tranche A and Tranche B mature on March 31, 2012. The final maturity date of Tranche C is March 31, 2013. The Company's Senior Notes amount to € 755.6 million.

        Included in the cash flow from financing activities in the nine months ended December 31, 2008 are the new Tranche C in the amount of € 535.0 million and net proceeds of T€ 80,000 from Facility B, resulting from proceeds of T€ 250,000 and repayments of T€ 170,000. T€ 110,448 was used to pay interest and transaction costs. Cash payments to shareholders and minorities amounted to T€ 7,995; thereof T€ 1,095 are dividends to minorities.

        KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment management approach in view of our current and potential future needs.

The Risk Management-System for KDG

        The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

        KDG's risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

        In general the operating units are responsible for the identification and the taking of risks. Therefore, all managers of KDG perform an additional task as risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect adversely our business, financial situation or results of operations.

  •
  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

  •
  Failure to control customer churn may adversely affect our business.

  •
  We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

  •
  Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

  •
  If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

  •
  We rely on DTAG and certain of its affiliates for a significant part of our network.

  •
  We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

  •
  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

  •
  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

  •
  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

  •
  The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

  •
  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

  •
  Our subscriber data may not be representative of our actual results and data.

  •
  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

  •
  U.S. military redeployment may adversely impact our TKS business.

  •
  Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

  •
  The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

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  We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

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  We are acquiring assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of Internet and Phone and not allow us to recognize anticipated synergies.

Risks Relating to Regulatory and Legislative Matters

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  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

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  The Federal Network Agency (FNA—"Bundesnetzagentur") has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in our regional, network based cable television market in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters ("Einspeisemarkt") and the signal delivery market to Level 4 operators ("Signallieferungsmarkt").

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  Due to regulation, we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

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  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

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  Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

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  Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

        Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

        For the nine months ended December 31, 2008, the Company incurred a net loss of T€ 48,577. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform a valuation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. Since 2004 KDG is performing the valuation of the net assets of KDVS.

        We are highly leveraged and have significant debt service obligations. As of December 31, 2008 we had T€ 2,580,553 of indebtedness (before netting with transaction cost and exchange rate effects), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Tranche A, T€ 140,000 under Tranche B, T€ 535,000 under Tranche C and T€ 755,553 was indebtedness under the Senior Notes. As of the balance sheet date, we had a T€ 179,000 additional borrowing capacity available under the revolving credit facility (Tranche B). We anticipate that our high leverage will continue for the foreseeable future.

        Our high leverage could have important consequences, including, but not limited to:

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  increasing our vulnerability to a downturn in our business or economic and industry conditions;

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  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

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  requiring the dedication of a substantial portion of our cash flows from operations to the payment of a principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

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  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

        Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

        We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities, the indenture governing the Senior Notes and the indenture governing the PIK loans entered into by our parent companies restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

        We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors" and elsewhere in this management report.

        We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

        If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

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  reduce or delay our business activities and capital expenditures;

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  sell assets;

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  obtain additional debt or equity capital; or

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  restructure or refinance all or a portion of our debt on or before maturity.

        We cannot assure that we would be able to accomplish any of these alternatives in a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

        We are subject to significant restrictive debt covenants, which limit our operating flexibility.

        The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

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  incur or guarantee additional indebtedness;

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  pay dividends or make other distributions or repurchase or redeem our stock;

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  make investments or other restricted payments;

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  dispose of assets;

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  create liens;

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  enter into certain transactions with affiliates;

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  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

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  consolidate, merge or sell all or substantially all of our assets.

        These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

        The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

        We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

        We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

        The Company is exposed to market risks from changes in interest rates and currency exchange rates that can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks (e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into fixed payer swaps and buying caps)).

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

        In the interest rate swaps, the variable interest rates (EURIBOR) on the Company's bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As of December 31, 2008, the notional amount was T€ 455,528.

        As of April 30, 2008 the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum has a one year duration. As of December 31, 2008, the notional amount was T€ 250,000.

        These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company's long-term liabilities to banks from variable to fixed.

        In 2003 one of the Company's subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 that will be amortized through 2009. As of December 31, 2008, the notional amount was T€ 151,843. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

        With respect to the Company's 2014 Senior Notes, the Company also entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years starting in July 2004. The agreed upon exchange rate is USD 1.2066 for each Euro. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

        We are currently working on a prolongation of these hedge agreements for two more years. By December 31, 2008 we had engaged into new agreements representing 48% of the US-Dollar denominated principal and interest payments. These agreements run from July 2009 till July 2011 with an average Euro fixed rate of 11.5274%. The change in total market value from trade date to closing date amounted to T€ 2,176.

        As of February 9, 2009 the Company has hedge agreements in place to swap 89% of US-Dollar denominated principal and interest payments into Euro with an average fixed interest rate of 11.3102%.

Estimation of the Overall Risk Situation

        In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we presently have no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

        We identify the overall risk situation of KDG as controlled and sustainable.

Business Opportunities

        We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Subsequent Events

        On February 11, 2009 KDG approached the lenders of its senior credit facilities via its facility agent Royal Bank of Scotland with a request to agree to certain minor amendments to the Company's credit covenants . KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 25, 2009 the deadline ended for the amendment. As a result approximately 92% were consenting to the request.

Unterföhring, February 27, 2009
Kabel Deutschland GmbH
Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH (Registrant)
By:	/s/ PAUL THOMASON Paul Thomason Chief Financial Officer

Date: February 27, 2009

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG (Registrant)
By:	/s/ PAUL THOMASON Paul Thomason Managing Director

Date: February 27, 2009